Exhibit No. 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Armstrong World Industries, Inc.:

We consent to the incorporation by reference on Form S-8 (Registration Statement Nos. 333-138034, 333-154765, and 333-177072) and on Form S-3 (Registration Statement No. 333-179711) of Armstrong World Industries, Inc. of our reports dated February 27, 2013, with respect to the consolidated balance sheets of Armstrong World Industries, Inc. and subsidiaries as of December 31, 2012 and 2011, and the related consolidated statements of earnings and comprehensive income, equity, and cash flows for each of the years in the three-year period ended December 31, 2012, and related financial statement schedule, and the effectiveness of internal control over financial reporting as of December 31, 2012, which reports appear in the December 31, 2012 annual report on Form 10-K of Armstrong World Industries, Inc.

/s/ KPMG LLP

Philadelphia, Pennsylvania

February 27, 2013